Van Kampen Select Sector Municipal Trust (VKL)


Item 77.C.     Matters Submitted to a Vote of Security Holders

      At a Special Meeting of Shareholders held on September 23, 2005, the shareholders of Van Kampen Strategic Sector Municipal Trust (the "Target Fund") approved an Agreement and Plan of Reorganization, dated February 3, 2005, between the Target Fund and Van Kampen Select Sector Municipal Trust (the "Acquiring Fund"), the termination of the registration of the Target Fund under the Investment Company Act of 1940, as amended, and the dissolution of the Target Fund under applicable state law. As contemplated by the Agreement and Plan of Reorganization, the shareholders of the Acquiring Fund approved the issuance of additional common shares.

Common shares:

For:      2,361,856
Against:  147,407.204
Abstain:  140,340.997